Global Blue Announces Repricing of Term Loan and Revolving facility Signy, Switzerland, May 3, 2024 Global Blue Group Holding AG (the “Company”) has continued to demonstrate a robust recovery, underpinned by the entrenched behaviour of travel and shopping, driving significant EBITDA and cash flow growth. Consequently, net leverage reduced from 4.5x in September 2023 to 3.6x in December 2023, with the downward trajectory continuing, as the Company continues to actively de-lever towards its public leverage target of less than 2.5x. In light of this ongoing recovery and deleveraging trajectory, the Company launched a repricing of its seven year €610 million senior secured term loan (“Term Loan”) and €97.5 million senior secured revolving credit facility (“Revolving Facility”). The Company today announced that its subsidiary Global Blue Acquisition B.V. (the “Borrower”) has successfully allocated the repricing of Term Loan and Revolving Facility. The repricing is expected to close on or prior to 30 June 2024 and upon closing will reduce the interest rate margin applicable to the Borrower under the Term Loan by 100 basis points from 5.00% p.a. to 4.00% p.a. and the Revolving Facility by 100 basis points from 4.50% to 3.50%, in each case subject to further reduction pursuant to a margin ratchet based on leverage. FOR FURTHER INFORMATION Frances Gibbons – Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €20bn Sales in Store and €311M revenue in FY 2022/23. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Source: Global Blue